AMENDMENT TO

SUB-ADVISORY AGREEMENT

FRANKLIN TEMPLETON ETF TRUST

On behalf of

PUTNAM INTERNATIONAL STOCK ETF

This Amendment, effective as of December 4, 2025, is to the Sub-Advisory Agreement (the “Agreement”) effective as of October 21, 2025, by and between PUTNAM INVESTMENT MANAGEMENT, LLC, a Delaware limited liability company (“PIM”), and FRANKLIN TEMPLETON INVESTMENT MANAGEMENT LIMITED, incorporated under the laws of England (“FTIML”).

WITNESSETH:

WHEREAS, PIM has retained FTIML to furnish certain investment advisory, management and administrative services to Putnam International Stock ETF, a series of Franklin Templeton ETF Trust (the “Trust”), as set forth in the Agreement;

WHEREAS, both PIM and FTIML wish to amend Paragraph 3.a. of the Agreement; and

WHEREAS, the Board of Trustees of the Trust, including a majority of the Independent Trustees of the Trust, approved the following amendment at a meeting called for such purpose on December 4, 2025.

NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree that Paragraph 3.a. of the Agreement is removed and replaced with the following:

a. PIM shall pay to Sub-Adviser a monthly fee in U.S. dollars equal to 50% of the net investment advisory fee payable by the Fund to PIM (the “Net Investment Advisory Fee”), calculated daily, as compensation for the services rendered and obligations assumed by Sub-Adviser during the preceding month.

For purposes of this Agreement, the Net Investment Advisory Fee payable by the Fund to PIM shall equal (i) 96% of an amount equal to the total investment management fees payable to PIM, minus any Fund fees and/or expenses paid, waived or reimbursed by PIM, including as part of the Fund’s unitary management fee structure pursuant to the Investment Management Agreement, minus (ii) any fees payable by PIM to Franklin Templeton Services, LLC for fund administrative services.

The sub-advisory fee under this Agreement shall be payable on the first business day of the first month following the effective day of this Agreement and shall be reduced by the amount of any advance payments made by PIM relating to the previous month.

If this Agreement is terminated prior to the end of any month, the monthly fee shall be prorated for the portion of any month in which this Agreement is in effect which is not a complete month according to the proportion which the number of calendar days in the month during which the Agreement is in effect bears to the total number of calendar days in the month, and shall be payable within 10 days after the date of termination.

IN WITNESS WHEREOF, this Amendment has been executed on behalf of each party as  of December 12, 2025.

PUTNAM INVESTMENT MANAGEMENT, LLC

By: /s/Thomas C. Merchant_________________

Name:  Thomas C. Merchant

Title:  Chief Legal Officer

FRANKLIN TEMPLETON INVESTMENT MANAGEMENT LIMITED

By:  /s/Nathan James Douglas____________________

Name:  Nathan James Douglas

Title:  Compliance Officer